MAKH GROUP CORP.

338 Meihuadong st. №703,

Zhuhai, China 519000

Tel.  +852-8171-7271

Email: makh.g@yandex.com

March 15, 2016

Ms. Hillary Daniels

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Makh Group Corp.

       Registration Statement on Form S-1

       Filed February 11, 2016

       File No. 333-209478

Dear Ms. Daniels,

Makh Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated March 9, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on February 11, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company does not have any written communications, that have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials supplementally.

Cover Page

2. Please advise us if you retain the right to extend the offering period beyond 9 months, if so please indicate the duration of any possible extension.

RESPONSE: We do not retain the right to extend the offering period beyond 240 days.

3. Please provide additional disclosure regarding factors the Board of Directors may consider in deciding to terminate the offering prior to the completion of 240 days.

RESPONSE: We have provided additional disclosure regarding factors the Board of Directors may consider in deciding to terminate the offering prior to the completion of 240 days.

The Offering, page 6

4. Please revise to also address the gross proceeds if only 25% of the shares are sold.

RESPONSE: We have revised to also address the gross proceeds if only 25% of the shares are sold.

Risk Factors, page 6

5. Ms. Makhmutova and Mr. Yaroshenko appear to reside outside of the United States. Please add a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your two executive officers and/or the company.

RESPONSE: In response to this comment, the Company added a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against the Company’s foreign directors.

Dilution, page 15

6. We note your statement that “net tangible book value is the amount that results from subtracting total liabilities and from total assets.” Please revise to provide a correct description of net tangible book value.

RESPONSE: We have revised to provide a correct description of net tangible book value.

7. Please revise your dilution table to also address the dilution if only 25% of the maximum offering is sold.

RESPONSE: We have revised our dilution table to also address the dilution if only 25% of the maximum offering is sold.

Management’s Discussion and Analysis or Plan of Operation, page 15

8. Please reconcile your disclosure that Ms. Makhmutova has informally agreed to advance you funds with your disclosure that you have no arrangements for additional financing.

RESPONSE: In response to this comment, we have excluded the disclosure that we have no arrangements for additional financing.

9. Please revise your plan of operations to address your plans if only 25% of the offering shares are sold. Also clarify your plan of operations if only a nominal amount of funds are raised in the offering.

RESPONSE: We have revised our plan of operations to address our plans if only 25% of the offering shares are sold. We have clarified our plan of operations if only a nominal amount of funds are raised in the offering.

10. Please revise to include a more detailed plan of operations for the next twelve months including the timing of each of the noted steps in your business plan over the next 3 months, 6 months, 9 months, and 12 months. Your revisions should also clarify the priority in which you will seek to accomplish each step. Finally, provide an approximate timeframe to the point of generating revenues.

RESPONSE: We have revised to include a more detailed plan of operations for the next twelve months. Our plan of operation is described in priority in which we will seek to accomplish each step. We have provided an approximate timeframe to the point of generating revenues.

Directors, Executive Officers, Promoter and Control Persons, page 24

11. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Gulmira Makhmutova should serve as a director. See Item 401(e) of Regulation S-K.

RESPONSE: In response to this comment, we have include the following statement:

Ms. Makhmutova owns 83.33% of the outstanding shares of our common stock. As such, it was unilaterally decided that Ms. Makhmutova was going to be our President, Chief Executive Officer, Treasurer, and Chief Financial Officer, Chief Accounting Officer, and main member of our board of directors. This decision did not in any manner relate to Ms. Makhmutova’s previous employments. Ms. Makhmutova’s previous experience, qualifications, attributes or skills were not considered when she was appointed as our sole member of our board of directors.

Exhibits

12. It appears you will be using a subscription agreement in this offering. Please file a form of the agreement as an exhibit to the registration statement with your next amendment.

RESPONSE: We have filed a form of subscription agreement we intend to use such as Exhibit 99.1.

Please direct any further comments or questions you may have to the company at makh.g@yandex.com

Thank you.

Sincerely,

/S/ Gulmira Makhmutova

Gulmira Makhmutova, President